                                                                      EXHIBIT 11

                              INTEROIL CORPORATION
                                   10th Floor
                                Brunswick House
                                44 Chipman Hill
                                 Saint John, NB
                                 Canada E2L 4S6

                         MANAGEMENT INFORMATION CIRCULAR

                             SOLICITATION OF PROXIES

The information contained in this management information circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the special meeting (the "Meeting") of shareholders of InterOil Corporation (the "Corporation") to be held on September 11, 2003 at 9:30 a.m. (Toronto, Canada time) in the Sheraton Centre Hotel, and at all adjournments of the Meeting, for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by employees of the Corporation. THE SOLICITATION OF PROXIES BY THIS CIRCULAR IS BEING MADE BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION and the total cost of the solicitation will be borne by the Corporation. The information contained herein is given as at August 12, 2003, except where otherwise noted.

                      APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ACCOMPANYING THIS CIRCULAR ARE DIRECTORS AND/OR OFFICERS OF THE CORPORATION. A SHAREHOLDER OF THE CORPORATION HAS A RIGHT TO APPOINT A PERSON OTHER THAN THE PERSONS SPECIFIED IN SUCH FORM OF PROXY AND WHO NEED NOT BE A SHAREHOLDER, DIRECTOR OR OFFICER OF THE CORPORATION TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS SPECIFIED IN THE FORM OF PROXY, INSERTING THE NAME OF THE PERSON TO BE APPOINTED IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY, SIGNING THE FORM OF PROXY AND RETURNING IT IN THE REPLY ENVELOPE IN THE MANNER SET FORTH IN THE ACCOMPANYING NOTICE OF THE MEETING.

                         SIGNING AND DEPOSIT OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing, including another completed form of proxy, executed by him or his attorney authorised in writing, deposited at the registered office of the Corporation, or with Computershare Trust Company of Canada, 100 University Avenue, Toronto, ON M5J 2Y1 (for shareholders whose shares are recorded on the North American register), or Computershare Registry Services, Level 3, 60 Carrington Street, Sydney, NSW, 2000, Australia (for shareholders whose shares are recorded on the Australian or Papua New Guinea register) up to 9:00 am (local time) on the second last business day preceding the date of the Meeting, or any adjournment thereof or with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.

               VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed as proxy on any ballot that may be called for in accordance with the instructions of the shareholder who appointed them.

THE ENCLOSED FORM OF PROXY, WHEN PROPERLY COMPLETED AND SIGNED, CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS APPOINTED TO VOTE AS THEY SEE FIT WITH RESPECT TO AMENDMENTS TO OR VARIATIONS OF MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

At the date of this circular, the management of the Corporation knows of no such amendments, variations or other matters. However, if any other matters that are not known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxy.

                       RECORD DATE AND ENTITLEMENT TO VOTE

Each holder of record of common shares at the close of business on August 12, 2003, the record date established for notice of the Meeting, will be entitled to one vote for each common share held on all matters proposed to come before the Meeting, except to the extent that the holder has transferred any common shares after the record date and the transferee of such shares establishes ownership of them and demands in writing, not later than 10 days before the Meeting or any adjournment thereof, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting.

                                  VOTING SHARES

On August 12, 2003 the Corporation had outstanding 22,488,683 common shares. To the knowledge of the directors and officers of the Corporation, persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding common shares of the Corporation are as follows:

                                        NUMBER OF COMMON                PERCENTAGE OF
NAME AND ADDRESS                             SHARES                     COMMON SHARES
----------------                        ----------------                -------------
Phil Mulacek
PO Box 3787                                7,278,483                         32.4%
The Woodlands, Texas

                             BUSINESS OF THE MEETING

APPROVAL OF ISSUES OF SECURITIES

The Listing Rules of the Australian Stock Exchange provide that shareholders must approve the issuance of shares or securities convertible into common shares ("Equitable Securities") exceeding 15% of the Corporation's outstanding common shares during any twelve-month period (the "15% Rule"). Issuances of Equitable Securities since August 1, 2002 have not been so approved and further issues may exceed this limit. However, the Listing Rules permit the shareholders of a Corporation to approve the issuance of Equitable Securities that are already issued and in this way restore or reinstate the number of Equitable Securities that may be issued under the 15% Rule. Management believes that it is in the best interests of the Corporation to have the flexibility to issue additional Equitable Securities in the future, including the proposed issuance described below, and so is seeking approval of shareholders for the following issuances made during the past 12 months:

     (a) The private placement of 862,500 common shares in the Corporation in a private placement completed February 7, 2003 at C$13.75 per common share. Refer to Appendix "A" for more details of this placement.

     (b) The private placement of 755,000 common shares in the Corporation in a private placement completed April 29, 2003 at C$15.00 per common share. Refer to Appendix "B" for more details of this placement.

     (c) Subject to the terms of agreements dated as of April 3, 2003 and April 16, 2003 between the Corporation and PNG Energy Investors, LLC, rights convertible into up to 683,825 common shares (based on current exchange rates), (and the issuance of such common shares) to be issued upon conversion of an indirect participating interest in the Corporation's Phase 1 Exploration Program within the area governed by Petroleum Prospecting Licence 238 in Papua New Guinea, for which US$7,650,000 was paid by PNG Energy Investors, LLC. Refer to Appendix "C" for more details of this issue of convertible securities.

     (d) Subject to the terms of an agreement dated as of July 21, 2003 between the Corporation and PNG Drilling Ventures Limited (as amended), rights convertible into up to 717,850 common shares (based on current exchange rights), (and the issuance of such common shares) to be issued upon conversion of an indirect participating interest in the Corporation's Phase 1 Exploration Program within the area governed by Petroleum Prospecting Licences 236, 237 and 238 in Papua New Guinea for which US$11,620,000 was paid by PNG Drilling Ventures Limited. Refer to Appendix "D" for more details of this issue of convertible securities.

If these issuances are approved, the Corporation will as of the date of the Meeting, be permitted to issue Equitable Securities equivalent to 3,019,175 common shares. MANAGEMENT RECOMMENDS THAT SHAREHOLDERS VOTE FOR EACH OF THESE RESOLUTIONS. Subject to the conditions and restrictions set out in the related Appendix, in order for any of these resolutions to be passed, a majority of the votes cast at the Meeting must be in favour of such resolution.

APPROVAL OF OFFERING OF SUBSCRIPTION RECEIPTS

The Corporation has entered into an agreement to issue, on a private placement basis, up to 2,200,000 subscription receipts, which will entitle the holders thereof to obtain, on a one-for-one basis, and without payment of any additional consideration, up to 2,200,000 common shares in the capital of the Corporation, at a price of C$31.25 per subscription receipt, all according to certain specified terms and conditions to be set out in an underwriting agreement and one or more subscription agreements (the "Subscription Receipt Offering") to be entered into by the Corporation prior to the date of the Meeting.

The Subscription Receipt Offering will be completed prior to the Meeting and a portion of the proceeds thereof will have been placed into escrow pending the receipt of the approval of the shareholders sought herein. If the approval of shareholders is not obtained the proceeds of the Subscription Receipt Offering will be repaid to such purchasers.

Further details of this offering are included in Appendix "E".

Management is seeking approval for the issuance of the common shares to be issued in connection with the Subscription Receipt Offering in order to obtain the use of the funds from the Subscription Receipt Offering that will be held in escrow pending such approval and to ensure that these common shares are not counted against the 15% Rule. MANAGEMENT RECOMMENDS THAT SHAREHOLDERS VOTE FOR THIS RESOLUTION. Subject to the conditions and restrictions set out in Appendix "E", in order for this resolution to be passed, a majority of the votes cast at the Meeting must be in favour of such resolution.

APPROVAL OF FUTURE OFFERINGS

In addition, management is seeking approval for the issuance of further securities during three months following the date of the Meeting (or the adjourned or postponed Meeting) that are, or are convertible into or exchangeable for, up to 1,000,000 common shares. In this way, securities issued in this three month period will also not count towards the 15% Rule, thus providing additional flexibility to issue additional securities.

Further details of this potential issuance are included in Appendix "F".

MANAGEMENT RECOMMENDS THAT SHAREHOLDERS VOTE FOR THIS RESOLUTION. Subject to the conditions and restrictions set out in Appendix "F", in order for this resolution to be passed, a majority of the votes cast at the Meeting must be in favour of such resolution.

                             EXECUTIVE COMPENSATION

The following table (presented in accordance with the regulation (the "Regulation") made under the Securities Act (Ontario)) sets forth all annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the three fiscal years ended December 31, 2002, December 31, 2001 and December 31, 2000 (to the extent required by the Regulation) in respect of the individuals who were, at December 31, 2002, the Chief Executive Officer and the two other most highly compensated executive officers whose total salary and bonus exceeded C$100,000 (approximately US$64,000) (the "Named Executive Officers"):

                                       ANNUAL COMPENSATION                   LONG-TERM COMPENSATION
                              -----------------------------------   --------------------------------------
                                                                              AWARDS               PAYOUTS
                                                                    --------------------------     -------
                                                                                   RESTRICTED
                                                                    SECURITIES      SHARES OR
    NAME AND                                         OTHER ANNUAL      UNDER        RESTRICTED      LTIP       ALL OTHER
    PRINCIPAL                 SALARY        BONUS    COMPENSATION     OPTIONS      SHARE UNITS     PAYOUTS    COMPENSATION
    POSITION          YEAR     (US$)        (US$)        (US$)      GRANTED (#)        (US$)        (US$)         (US$)
---------------       ----    -------       -----    ------------   -----------    -----------     -------    ------------
PHIL MULACEK          2002    197,925        Nil          Nil         355,000          Nil           Nil            Nil
Chairman,             2001    120,393        Nil          Nil          20,000          Nil           Nil            Nil
President and         2000    118,169        Nil          Nil             Nil          Nil           Nil            Nil
Chief Executive
Officer

CHRISTIAN             2002    135,923        Nil          Nil          30,000          Nil           Nil            Nil
VINSON                2001    141,663        Nil          Nil          20,000          Nil           Nil            Nil
Vice President        2000    132,603        Nil          Nil             Nil          Nil           Nil            Nil
and Chief
Operating
Officer

GRAEME                2002    106,625        Nil          Nil             Nil          Nil           Nil            Nil
ALEXANDER             2001     41,550        Nil          Nil          95,000          Nil           Nil            Nil
Corporate             2000        Nil        Nil          Nil             Nil          Nil           Nil            Nil
Counsel and
Corporate
Secretary

                          OPTION GRANTS DURING THE MOST
                        RECENTLY COMPLETED FINANCIAL YEAR

                                                                                         MARKET VALUE OF
                                                                                           SECURITIES
                                             % OF TOTAL OPTIONS                         UNDERLYING OPTIONS
                     SECURITIES UNDER             GRANTED TO       EXERCISE OR BASE     ON THE DATE OF
                      OPTIONS GRANTED           EMPLOYEES IN           PRICE US$            GRANT US$
     NAME                 (#)                  FINANCIAL YEAR        ($/SECURITY)         ($/SECURITY)        EXPIRATION DATE
----------------     ----------------        ------------------    ----------------     ------------------    ----------------
Phil Mulacek             355,000                    46.6%                 5.27                 6.20              May 29, 2007
Christian Vinson          30,000                     3.9%                 5.27                 6.20              May 29, 2007
Graeme Alexander             Nil                     Nil                   Nil                  Nil                       Nil

                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                      AND FINANCIAL YEAR-END OPTION VALUES

                                                                                             VALUE(1) OF UNEXERCISED IN-
                                                                  UNEXERCISED OPTIONS AT        THE-MONEY OPTIONS AT
                      COMMON SHARES                                  FISCAL YEAR-END               FISCAL YEAR-END
                       ACQUIRED ON        AGGREGATE VALUE                  (#)                          (US$)
                         EXERCISE            REALISED(1)               EXERCISABLE/                 EXERCISABLE/
    NAME                   (#)                 (US$)                   UNEXERCISABLE                UNEXERCISABLE
----------------      -------------       ---------------         ----------------------     ---------------------------
Phil Mulacek              70,000              317,800                    375,000/Nil                   782,900/Nil
Christian Vinson         100,000              454,000                     50,000/Nil                   126,400/Nil
Graeme Alexander           2,000                4,380                  19,000/76,000                43,510/174,040

Note:

(1) For all options held by an individual, value equals the product of (a) the difference, if positive, between the market value of the common shares at year-end minus the exercise price and (b) the number of options with that exercise price. The closing price on the TSX Venture Exchange on December 31, 2002 was C$11.50, equivalent to US$7.29 per common share.

                     INDEBTEDNESS OF DIRECTORS AND OFFICERS

There was no indebtedness owing to the Corporation, or any of its subsidiaries by any officer, director, employee, or any former officer, director or employee of the Corporation, or any of its subsidiaries at any time during or since the financial year ended December 31, 2002.

                            COMPENSATION OF DIRECTORS

Directors of the Corporation receive an annual retainer of US$18,000, except for Dr. Folie who received US$50,000 and Mr. Vinson who received no retainer respectively, for the year ended December 31, 2002. Directors were also reimbursed for travel and other out-of-pocket expenses incurred in connection with attending board and committee meetings. Each director was also granted, in connection with his duties as a director, options to purchase 10,000 shares as described in last year's information circular.

                              INTERESTS OF INSIDERS

Mr. Grundy, a director of the Corporation, is also the Managing Director and a shareholder of Breckland Ltd., an engineering consulting firm based in the United Kingdom. The Corporation has retained Breckland Ltd. to provide engineering services to it on an ongoing basis in connection with the Corporation's proposed oil refinery in Papua New Guinea. Those services are provided by several individuals, one of whom is Mr. Grundy. Total payments to Breckland Ltd. were US$162,488 for the year ended December 31, 2002.

                                PERFORMANCE GRAPH

The following performance graph compares the Corporation's cumulative total shareholder return (assuming an initial investment of $100) on its common shares as of year-end for the five years prior to the end of the Corporation's 2002 financial year, with the cumulative total shareholder return on the S&P/TSX Composite Index, assuming the reinvestment of dividends, where applicable, for the comparable period.

                     COMPARISON OF THE FIVE YEAR CUMULATIVE
                    TOTAL SHAREHOLDER RETURN ON COMMON SHARES

                                    [GRAPH]

                              MANAGEMENT CONTRACTS

The services of certain executive officers and senior management of the Corporation are provided under a management services agreement with DESC. DESC is a U.S. private company administered by executive officers of the Corporation and which was established for the purpose of providing non-profit management services to the Corporation. During 2002, the services of seven (7) individuals (including Mr. Mulacek and Mr. Vinson) were provided to the Corporation and its subsidiaries under this agreement, and DESC was paid US$689,312 for those services. Each of these persons who acted as an officer of the Corporation was duly appointed as an officer.

The Corporation also pays a management fee to PIE Corp. of US$150,000 per annum, which serves as sole general manager of SPI InterOil LDC. Under Bahamian corporate law, a sole general manager of a company is appointed by the members (shareholders) of the company and has the authority to manage the business and affairs of the company. The sole General Manager of a company exercises all powers that would typically be exercised by a board of directors. PIE Corp. is owned by Mr. Mulacek, Chairman, President and Chief Executive Officer of the Corporation, and members of his family.

                                    APPROVAL

The contents of this Circular and its sending to shareholders of the Corporation have been approved by the directors of the Corporation.

                                        By order of the Board of Directors

                                        (signed) Phil E. Mulacek
                                        Chairman and Chief Executive Officer
                                        August 12, 2003

                                  APPENDIX "A"
                           FEBRUARY PRIVATE PLACEMENT

ISSUANCE: 862,500 common shares in the Corporation in a private placement completed February 7, 2003 at C$13.75 per common share.

TERMS: The common shares issued were subject to a four month hold period, but otherwise they rank pari passu with all outstanding common shares.

ALLOTTEES: The names of the purchasers of the common shares issued in this placement are as follows:

-    Scotia Cassels Investment Counsel Limited for Scotia Resource Fund

-    Royal Trust Corporation of Canada in trust for account #108289005

-    Royal Trust Corporation of Canada in trust for account #108289066

-    Leeward Hedge Funds Inc.

-    BTR Global Arbitrage Trading Limited

-    BTR Global Opportunity Trading Limited

-    TD Asset Management Inc (TD Asset Management mutual funds)

-    Epic Limited Partnership

-    Agilerus Investment Management Limited

-    Global Asset Management, LLC

USE OF PROCEEDS: The funds raised from this private placement were for the Corporation's exploration and development activities in Papua New Guinea and for other general corporate purposes.

VOTING: The Corporation is required by Rules 7.4 and 14.11 of the Listing Rules of the Australian Stock Exchange (ASX) and those of the Port Moresby Stock Exchange (POMSoX) to disregard any votes cast on this resolution by:

     (a) those persons named above as purchasers of the common shares in this private placement; and

     (b)  associates of those persons.

However, the Corporation will not disregard a vote if:

     (a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

     (b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RESOLUTION: It be resolved that the issue of 862,500 common shares in the Corporation in a private placement completed February 7, 2003 at C$13.75 per common share be approved.

                                  APPENDIX "B"
                             APRIL PRIVATE PLACEMENT

ISSUANCE: 755,000 common shares in the Corporation in a private placement completed April 29, 2003 at C$15.00 per common share.

TERMS: The common shares issued were subject to a four month hold period, but otherwise they rank pari passu with all outstanding common shares.

ALLOTTEES: The names of the purchasers of the common shares issued in this placement are as follows:

-    Leeward Offshore Bull & Bear Fund

-    Epic Limited Partnership

- Account #653 by its manager Mackenzie Financial Corporation (Mackenzie financial Corporation mutual fund)

-    BTR Global Arbitrage Trading Limited

-    BTR Global Opportunity Trading Limited

-    Ian D. Bruce

-    PNG Energy Investors, LLC

-    Capital Research & Management Co. - Small Cap World Fund Inc.

-    Millennium Partners LP

USE OF PROCEEDS: The funds raised from this private placement were for the Corporation's exploration and development activities in Papua New Guinea and for other general corporate purposes.

VOTING: The Corporation is required by Rules 7.4 and 14.11 of the Listing Rules of the Australian Stock Exchange (ASX) and those of the Port Moresby Stock Exchange (POMSoX) to disregard any votes cast on this resolution by:

     (a) those persons named in the table above as purchasers of the common shares in this private placement; and

     (b)  associates of those persons.

However, the Corporation will not disregard a vote if:

     (a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

     (b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RESOLUTION: It be resolved that the issue of 755,000 common shares in capital of the Corporation in a private placement completed April 29, 2003 at C$15.00 per common share be approved.

                                  APPENDIX "C"
                    APRIL CONVERTIBLE PARTICIPATING INTEREST

ISSUANCE: Up to 683,825 (based on current exchange rates) common shares upon exercise of rights granted to PNG Energy Investors, LLC.

TERMS: The common shares are issuable upon conversion of an indirect interest in the Corporation's Phase 1 Exploration Program within the area governed by Petroleum Prospecting Licence 238 in Papua New Guinea, for which US$7,650,000 was paid by PNG Energy Investors, LLC. These interests are subject to the terms of an agreement dated as of April 3, 2003 between the Corporation and PNG Energy Investors, LLC, under which US$5,400,000 was paid and common shares are issuable upon conversion at a price of C$15.00 per common share, and an agreement dated as of April 16, 2003 between the same parties under which US$2,250,000 was paid and common shares are issuable upon conversion at a price of C$17.00 per common share. The common shares, if and when issued, will rank pari passu with all outstanding common shares.

ALLOTTEE: The beneficiary of these convertible rights is PNG Energy Investors, LLC.

USE OF PROCEEDS: The intended use of the funds raised from this transaction was for the Corporation's exploration and development activities in Papua New Guinea.

VOTING: The Corporation is required by Rules 7.4 and 14.11 of the Listing Rules of the Australian Stock Exchange (ASX) and those of the Port Moresby Stock Exchange (POMSoX) to disregard any votes cast on this resolution by:

     (a) the beneficiary of these rights convertible into common shares issued in this transaction (i.e., PNG Energy Investors, LLC); and

     (b)  associates of those persons.

However, the Corporation will not disregard a vote if:

     (a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

     (b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RESOLUTION: It be resolved that the issue of rights convertible into up to 683,825 common shares in the capital of the Corporation (and the issuance of such common shares) pursuant to the terms of agreements dated as of April 3, 2003 and April 16, 2003 between the Corporation and PNG Energy Investors, LLC be approved.

                                  APPENDIX "D"
                     JULY CONVERTIBLE PARTICIPATING INTEREST

ISSUANCE: Up to 717,850 common shares upon exercise of rights granted to PNG Drilling Ventures Limited.

TERMS: The common shares are issuable, at no less than C$20.85 per common share, upon conversion of an indirect participating interest in the Corporation's Phase 1 Exploration Program within the area governed by Petroleum Prospecting Licences 236, 237 and 238 in Papua New Guinea and in certain other circumstances, for which US$11,620,000 was paid by PNG Drilling Ventures Limited, subject to the terms of an agreement dated as of July 21, 2003 (as amended) between the Corporation and PNG Drilling Ventures Limited. The common shares, if and when issued, will rank pari passu with all outstanding common shares.

ALLOTTEE: The beneficiary of these convertible rights is PNG Drilling Venture Limited.

USE OF PROCEEDS: The intended use of the funds raised from this transaction is for the Corporation's exploration and development activities in Papua New Guinea.

VOTING: The Corporation is required by Rules 7.4 and 14.11 of the Listing Rules of the Australian Stock Exchange (ASX) and those of the Port Moresby Stock Exchange (POMSoX) to disregard any votes cast on this resolution by:

     (a) the beneficiary of these rights convertible into common shares issued in this transaction (i.e., PNG Drilling Ventures Limited); and

     (b)  associates of those persons.

However, the Corporation will not disregard a vote if:

     (a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

     (b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RESOLUTION: It be resolved that the issue of rights convertible into up to 717,850 common shares in the capital of the Corporation (and the issuance of such common shares) pursuant to the terms of an agreement dated as of July 21, 2003 (as amended) between the Corporation and PNG Drilling Ventures Limited be approved.

                                  APPENDIX "E"
                          SUBSCRIPTION RECEIPT OFFERING

ISSUANCE: The offering, on a private placement basis, of up to 2,200,000 subscription receipts, which will entitle the holders thereof to obtain, on a one-for-one basis, and without payment of any additional consideration, up to 2,200,000 common shares in the capital of the Corporation, at a price of C$31.25 per subscription receipt, all according to certain specified terms and conditions to be set out in an underwriting agreement, one or more subscription agreements and a subscription receipt agreement (the "Subscription Receipt Offering") to be entered into prior to the date of the Meeting.

TERMS: The subscription receipts (and the common shares issuable in exchange therefore), when issued, will be subject to a four month hold period from the date of issuance of the subscription receipts and may be subject to such other restrictions under United States securities laws as may be applicable to the particular purchaser, but otherwise they will rank pari passu with all outstanding common shares.

ALLOTTEE: The purchasers of these subscription receipts will be the clients of the following Canadian underwriters (and their United States affiliates):

-    Peters & Co. Limited

-    Westwind Partners Inc.

-    BMO Nesbitt Burns Inc.

-    Jennings Capital Inc.

USE OF PROCEEDS: The intended use of the funds raised from the Subscription Receipt Offering is for the Corporation's exploration and development activities in Papua New Guinea and for general corporate purposes.

VOTING: The Corporation is required by Rules 7.1 and 14.11 of the Listing Rules of the Australian Stock Exchange (ASX) and those of the Port Moresby Stock Exchange (POMSoX) to disregard any votes cast on this resolution by:

     (a) the clients of those underwriters named above who may participate in this issue or who may obtain a benefit from this transaction; and

     (b)  associates of those persons.

However, the Corporation will not disregard a vote if:

     (b) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

     (b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RESOLUTION: It be resolved that for the purposes of Listing Rule 7.1 of the Listing Rules of the ASX and POMSoX, the Corporation be authorised to issue up to 2,200,000 fully paid common shares in the capital of the Corporation in exchange for up to 2,200,000 subscription receipts issued on a private placement basis at a price of C$31.25 per subscription receipt.

                                  APPENDIX "F"
                                FUTURE ISSUANCES

ISSUANCE: The issuance of further securities during three months following the date of the Meeting (or the adjourned or postponed Meeting) that are, or are convertible or exchangeable into, up to 1,000,000 common shares.

TERMS: The issue price of the securities must be a minimum of 80% of the average closing market price for the Corporation's common shares, calculated over the last 5 days on which sales in the common shares were recorded before the day on which the issue may be made. The common shares issued will rank pari passu with the Corporations outstanding common shares and may be subject to hold periods under applicable securities laws.

ALLOTTEES: Expected to be clients of underwriters or brokers, which have not yet been identified.

USE OF PROCEEDS: The intended use of the funds raised from this issuance will be for the Corporation's exploration and development activities in Papua New Guinea and for its general corporate purposes.

VOTING: The Corporation is required by Rules 7.1 and 14.11 of the Listing Rules of the Australian Stock Exchange (ASX) and those of the Port Moresby Stock Exchange (POMSoX) to disregard any votes cast on this resolution by:

     (a) those persons who may participate in this proposed issue or who may obtain a benefit from this issuance, except a benefit solely in the capacity of a holder of common shares, if the resolution is passed; and

     (b)  associates of those persons.

However, the Corporation will not disregard a vote if:

     (a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

     (b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

         No persons are at the date of this Circular, or are expected at the date of the Meeting to be, known to the Corporation to be obtaining any benefit from the issuance of securities of the Corporation to be thus approved at the Meeting.

RESOLUTION: It be resolved that for the purposes of Listing Rule 7.1 of the Listing Rules of the ASX and POMSoX, the Corporation be authorised to issue further securities during three months following the date of the Meeting (or the adjourned or postponed Meeting) that are, or are convertible or exchangeable into, up to 1,000,000 common shares, on the terms outlined in this Circular.